UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

National Energy Services Reunited Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G6375R107 (CUSIP Number)

Competrol Establishment
Fundationsanstalt Heiligkreuz 6, Vaduz, FL-9490 Liechtenstein
30-210-891-3000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

May 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6375R107	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Olayan International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G6375R107	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Olayan Investments Company Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G6375R107	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Competrol Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) amends and restates the initial Schedule 13D filed on May 22, 2017 and relates to (i) the ordinary shares of no par value per share (the “Ordinary Shares”) of National Energy Services Reunited Corp. (the “Issuer”), a blank check company formed in the British Virgin Islands with principal offices located at 777 Post Oak Blvd., Suite 800, Houston, Texas 77056 and (ii) the warrants of the Issuer entitling the holder thereof to purchase one-half of one ordinary share at a price of $5.75 per half share (the “Warrants”).

Pursuant to a Share Transfer Agreement, dated May 18, 2018, between Competrol Establishment, a Liechtenstein anstalt (establishment) (“Competrol Establishment”) and the Olayan Saudi Holding Company (“OSHCO”), (the “Share Transfer Agreement”), Competrol Establishment transferred to OSHCO the beneficial ownership of 3,000,000 Ordinary Shares and 3,000,000 Warrants of the Issuer. As a result of the Share Transfer Agreement, Competrol Establishment, Olayan International Limited and Olayan Investments Company Establishment are no longer beneficial owners of the Issuer’s Ordinary Shares and Warrants.

This Amendment No. 1 amends Items 2, 4, 5, 6 and 7 as set forth below, as a result of the transaction described above. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for Olayan International Limited, Olayan Investments Company Establishment and Competrol Establishment.

Item 2.	Identity and Background.

(a)        This Statement is being filed by:

(i)      Olayan International Limited, a BVI Business Company (“OIL”);

(ii)     Olayan Investments Company Establishment, a Liechtenstein anstalt (establishment) (“OICE”); and

(iii)    Competrol Establishment.

Each of the foregoing referred to in (i) through (iii) is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

(b)        The address of the principal office of OIL is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110 British Virgin Islands.

The address of the principal office of OICE is Fundationsanstalt Heiligkreuz 6, Vaduz, FL-9490 Liechtenstein.

The address of the principal office of Competrol Establishment is Fundationsanstalt Heiligkreuz 6, Vaduz, FL-9490 Liechtenstein.

(c)        The principal business of OIL is investment for its own account.

The principal business of OICE is investment for its own account.

The principal business of Competrol Establishment is investment for its own account.

(d)        During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         With respect to the citizenship of each reporting Person, see Item 6 of the cover pages hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4.	Purpose of Transaction.

This Amendment No. 1 relates to the disposition of Ordinary Shares and Warrants by the Reporting Persons. The Ordinary Shares and Warrants initially had been acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business.

The Reporting Persons, from time to time, intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Ordinary Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Ordinary Shares, Warrants or otherwise, they may acquire Ordinary Shares, Warrants or other securities of the Issuer either in the open market or in privately negotiated transactions.

Except as set forth in this Amendment No. 1 and the definitive proxy statement of the Issuer filed on schedule 14A on May 8, 2018, the Reporting Persons have not formulated any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action that may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter‑dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference.

(a)        The Reporting Persons ceased to be beneficial owners of any Ordinary Shares of the Issuer on May 18, 2018.

(b)        Not applicable.

(c)        Not applicable.

(d)        Not applicable.

(e)        The Reporting Persons ceased to be beneficial owners of any Ordinary Shares of the Issuer on May 18, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Share Transfer Agreement

On May 18, 2018, pursuant to the Share Transfer Agreement, Competrol Establishment transferred to OSHCO the beneficial ownership of 3,000,000 Ordinary Shares and 3,000,000 Warrants of the Issuer.

The description of the Share Transfer Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Share Transfer Agreement, which is filed as part of this Statement and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:  Share Transfer Agreement, dated as of May 18, 2018, between Competrol Establishment and OSHCO.

Exhibit B:  Joint Filing Agreement, dated as of May 22, 2017 (incorporated by reference in this Amendment No. 1, as previously filed as Exhibit A with the initial Schedule 13D filed on May 22, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 2018

OLAYAN INTERNATIONAL LIMITED

By:	/s/ Aziz D. Syriani
Name:	Aziz D. Syriani
Title:	Director

OLAYAN INVESTMENTS COMPANY ESTABLISHMENT

By:	/s/ Samer T. Yaghnam	/s/ Tawfiq Awwad
Name:	Samer T. Yaghnam	Tawfiq Awwad
Title:	Authorised Signatory	Authorised Signatory

COMPETROL ESTABLISHMENT

By:	/s/ Samer T. Yaghnam	/s/ Tawfiq Awwad
Name:	Samer T. Yaghnam	Tawfiq Awwad
Title:	Authorised Signatory	Authorised Signatory

[Signature Page to the Schedule 13D/A]